Exhibit (j)

Consent of Independent Registered Public Accounting Firm

We consent to the references to our firm under the captions “Financial Highlights” in the Prospectuses and “Shareholder Services – Statements and Reports”, “General Information - Independent Registered Public Accounting Firm” and “Financial Statements and Report of Independent Registered Public Accounting Firm” within the Statement of Additional Information and to the use of our reports dated December 26, 2019 with respect to the financial statements of AB Municipal Bond Inflation Strategy and AB All Market Real Return Portfolio and December 27, 2019 with respect to the financial statements of AB Bond Inflation Strategy, each for the fiscal year ended October 31, 2019 and each a portfolio of AB Bond Fund, Inc., which are incorporated by reference in this Post-Effective Amendment No. 197 to the Registration Statement (Form N-1A No. 2-48227) of AB Bond Fund, Inc.

/s/ Ernst & Young LLP

New York, New York

January 28, 2020